June 24, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® COMEX® Gold Trust
Registration Statement Number: 333-167729
Form RW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BlackRock Asset Management International Inc., a Delaware corporation acting in its capacity as the sponsor of the iShares® COMEX® Gold Trust (in such capacity, the “Sponsor”), hereby requests the immediate withdrawal of the Registration Statement on Form S-3 No. 333-167729 (the “Registration Statement”) and all exhibits thereto.

The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2007 and incorrectly tagged as an S-3 filing instead of an S-3ASR automatic shelf registration statement.

Accordingly, the Sponsor is requesting that the Registration Statement be withdrawn and will be filing a new registration statement correctly tagged.

The Sponsor confirms that no securities have been sold pursuant to the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

BLACKROCK ASSET MANAGEMENT INTERNATIONAL INC.

By:	/S/ RAMAN SURI
Authorized Signature

Name: Raman Suri

Title: Managing Director

By:	/S/ BRUCE MCDOUGAL
Authorized Signature

Name: Bruce McDougal

Title: Director